 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

For further information, please contact:

BELLATRIX ANNOUNCES ASSET ACQUISITION AND CREDIT FACILITY UPDATE

CALGARY, ALBERTA (June 16, 2016) - Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce the acquisition of highly complementary producing assets in its west central Alberta core Ferrier area, and provide an update on its ongoing credit facility redetermination process.

Asset Acquisition from Grafton Energy Co. I Ltd.

Bellatrix has entered into an agreement with Grafton Energy Co. I Ltd. (“Grafton”) to acquire complementary producing assets within Bellatrix’s core Ferrier area, with the consideration payable in common shares of Bellatrix. The acquired assets were originally earned by Grafton under the $250 million joint venture between Bellatrix and Grafton, and consist of Grafton’s interest in 18 gross wells (representing Grafton’s pre-payout interest in such wells) and related lands, rights and interests currently operated by Bellatrix. The acquired assets produced an average of approximately 2,000 boe/d net to Grafton in the month of May (79% natural gas weighted).

The transaction is consistent with Bellatrix’s strategy to consolidate operated production and acreage within the Company’s core area at attractive metrics. In addition, the transaction allows Bellatrix to add production and reserves while minimizing capital expenditures in the current commodity price environment. The acquired volumes are expected to be processed through Bellatrix owned infrastructure and facilities and are expected to have no incremental impact on general and administrative costs. The total consideration for the asset acquisition is $29.2 million (implying a $14,600 per flowing boe metric) and will be satisfied on a cash-free basis through the issuance of 20,547,576 Bellatrix common shares, which was determined based on the historical 10-day volume weighted average price of Bellatrix common shares on the Toronto Stock Exchange. The common shares are expected to be qualified for issuance pursuant to a prospectus supplement to be filed by Bellatrix under the Company’s existing base shelf prospectus. The Toronto Stock Exchange (the “TSX”) has conditionally approved the listing of the common shares to be issued to Grafton on the TSX. In addition, application has been made to list the common shares to be issued to Grafton on the New York Stock Exchange (the “NYSE”). Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE, as applicable.

Credit Facilities Update

As announced on June 1, 2016, Bellatrix and its syndicate of lenders have mutually agreed to defer the semi-annual borrowing base redetermination under the Company’s revolving credit facilities (the “Credit Facilities”) from May 31, 2016 to June 30, 2016. The Grafton acquisition is expected to have a positive effect on the borrowing base redetermination. Bellatrix is also actively engaged in negotiations on several other acquisition and disposition initiatives that, if completed, are expected to materially reduce indebtedness and improve the Company’s liquidity, but also impact the borrowing base redetermination. In light of currently depressed commodity prices and their impact on the estimated value of the Company’s oil and gas properties, management anticipates the borrowing base will be reduced at the next redetermination, and that such reduction may result in the borrowing base being lower than the amount currently outstanding under the Credit Facilities. In such instance, it is anticipated that any amount outstanding in excess of the new borrowing base will become non-revolving and will have a maturity date prior to the current revolving facility maturity date of May 30, 2017. Bellatrix has formerly applied for an extension to the maturity date of the revolving Credit Facilities; however, the lenders under the Credit Facilities may not grant such extension.

While the Company continues its negotiations, there can be no assurance that any agreement or transaction will occur, or if a transaction is undertaken, as to its terms or timing. Given the nature of the negotiations and the need for confidentiality during this process among all parties, the Company does not intend to provide detailed updates until such time as the Company has entered into a definitive agreement, or unless otherwise required by law or regulation or disclosure of which is deemed appropriate.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

 For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com

FORWARD LOOKING STATEMENTS

Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words "forecast", "believe", "expect", "position", "maintain", "continue", "plan", "future", "estimate", "intend", "strategy", "anticipate", "enhance" and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management's strategy to consolidate operated production and acreage within the Company’s core area at attractive metrics, expectations that the acquired production volumes will be processed through Bellatrix owned infrastructure and facilities and will have no incremental impact on general and administrative costs, the intent to qualify the issuance of the common shares pursuant to a prospectus supplement to be filed by Bellatrix, the expected impact of the Grafton acquisition on the borrowing base redetermination, management’s expectations that the contemplated acquisition and disposition initiatives will materially reduce indebtedness, improve the Company’s liquidity, and impact the borrowing base redetermination, and the expected outcome of the borrowing base redetermination, may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on June 15, 2016 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes.  Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit, the risk that the borrowing base under the Credit Facilities is reduced to a level lower than the current amount outstanding and that Bellatrix is unable to repay the portions in excess of such borrowing base when and if required, the risk that Bellatrix is unable to complete acquisitions or dispositions as anticipated, and any inability to access sufficient capital from internal and external sources.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations.  Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes.  Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the continued availability of funds under the Credit Facilities; the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; the ability to complete acquisition and dispositions as currently anticipated; the ability to obtain the necessary funds through acquisition, disposition or financing activities in order to repay amounts outstanding under the Bellatrix's debt obligations when due; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports (including, without limitation, under the heading "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2015) on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bellatrixexploration.com).  Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

BARRELS OF OIL EQUIVALENT

The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.